Exhibit 99.3

ASSET PURCHASE AGREEMENT

BETWEEN

LORUS THERAPEUTICS INC.

AND

THE ERIN MILLS INVESTMENT CORPORATION

MADE AS OF

June 19, 2009

TABLE OF CONTENTS

Article 1 - INTERPRETATION		1

1.01	Definitions	1
1.02	Headings	2
1.03	Extended Meanings	2
1.04	Statutory References	3
1.05	Accounting Principles	3
1.06	Currency	3
1.07	Exhibits	3

Article 2 - SALE AND PURCHASE		3

2.01	Assets to be Sold and Purchased	3
2.02	Purchase Price	3
2.03	Payment of Purchase Price	4
2.04	Closing	4
2.05	Bulk Sales Act	4

Article 3 - REPRESENTATIONS AND WARRANTIES		4

3.01	Vendor's Representations and Warranties	4
3.02	Purchaser's Representations and Warranties	7
3.03	Survival of Representations and Warranties of the Vendor	8
3.04	Survival of Representations and Warranties of the Purchaser	8
3.05	Tax Matters	8
3.06	Cooperation on Tax Matters	8

Article 4 - CONSENT		9

4.01	Consent of the Purchaser	9

Article 5 - INDEMNIFICATION		9

5.01	Definitions	9
5.02	Indemnification by the Vendor	9
5.03	Monetary Limit on Indemnity of Vendor	10
5.04	Indemnification by the Purchaser	10
5.05	Payments	10
5.06	Rights in Addition	10

Article 6 - GENERAL		10

6.01	Non-Reliance on Representations and Warranties	10
6.02	Further Assurances	10
6.03	Time of the Essence	11
6.04	Benefit of the Agreement	11
6.05	Entire Agreement	11
6.06	Amendments and Waivers	11
6.07	Notices	11
6.08	Governing Law	12
6.09	Counterparts	12
6.10	Facsimiles	12
6.11	No Third Party Beneficiaries	12

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of June 19, 2009

BETWEEN

LORUS THERAPEUTICS INC.,

a corporation incorporated under the laws of Canada

(the "Vendor"),

- and -

THE ERIN MILLS INVESTMENT CORPORATION,

a corporation incorporated under the laws of the Province of Ontario

(the "Purchaser").

WHEREAS the Vendor and the Purchaser have entered into a settlement agreement (the "Settlement Agreement") as of the date hereof pursuant to which the Vendor has agreed to sell and the Purchaser will accept certain of the assets of the Vendor in partial settlement of the Debentures (as that term is defined in the Settlement Agreement), upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"Affiliate" has the meaning ascribed to such term under the Business Corporations Act (Ontario).

"Agreement" means this asset purchase agreement, including its recitals and schedules, as amended from time to time.

"Applicable Law" means

(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a governmental authority having the force of law.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

"Charges" means all liens, charges, encumbrances and/or rights of others.

"Closing Date" means June 19, 2009 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

"Person" shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any governmental authority or any other entity recognized by law.

"Purchase Price" has the meaning set out in Section 2.02.

"Purchased Asset Information" shall mean all tangible and intangible information relating to Virulizin (as defined in Exhibit A attached hereto) existing as of the Closing Date and shall include without limitation know-how, trade secrets, inventions, discoveries, technology, processes relating to the chemistry, manufacture, use, and formulations, in vitro, preclinical or clinical designs, results, data (including regulatory data), analytical methodology used in the development, testing, analysis and manufacture of Virulizin and all medical, bio-equivalence and other similar scientific data and test results and all medical and biological samples heretofore prepared, generated, produced, received by, or obtained by the Vendor or any of its Affiliates pertaining to or relating to Virulizin.

"Purchased Assets" means the assets described in Exhibit A and includes, without limitation, the Purchased Asset Information.

"Tax Act" means the Income Tax Act (Canada).

"Time of Closing" means 1:00 p.m. (Toronto Time) on the Closing Date. "Transfer Taxes" has the meaning set out in Section 3.05.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof', "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Exhibits are to Articles and Sections of and Exhibits to this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Exhibits

The following are Exhibits to this Agreement:

Exhibit A - Purchased Assets.

Exhibit B - Form of Storage Agreement re: the Purchased Assets

ARTICLE 2 - SALE AND PURCHASE

2.01	Assets to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendor will sell, assign, transfer and convey to the Purchaser and the Purchaser will purchase from the Vendor, at the Time of Closing, all of the right, title, benefit and interest of the Vendor in and to the Purchased Assets.

2.02	Purchase Price

(a)	The purchase price payable to the Vendor for the Purchased Assets (such amount being hereinafter referred to as the "Purchase Price") will be [REDACTED]. The purchase price has been redacted.

(b)
Upon completion of the transaction contemplated in this Agreement, the Purchased Assets (with the exception of electronic material which shall be delivered at the Time of Closing by the Vendor to the Purchaser) shall remain on-site at Vendor in a clearly marked area labelled "Property of Erin Mills Biotech Inc.," and will be subject to the form of storage agreement in Exhibit B. The Purchaser shall have access to this area during regular business hours of the Vendor on any Business Day, and shall be entitled to remove the Purchased Assets at anytime it may desire. In the event the Purchaser wishes to move the Purchased Assets, the Purchaser shall be solely responsible for the cost associated therewith.

2.03	Payment of Purchase Price

The obligation of the Purchaser to pay the Purchase Price to the Vendor will be satisfied in full by the partial discharge of the liabilities in respect of the Debentures (as that term is defined in the Settlement Agreement).

2.04	Closing

The sale and purchase of the Purchased Assets will be completed at the Time of Closing at the offices of counsel for the Purchaser.

2.05	Bulk Sales Act

Each party hereto hereby waives compliance with the applicable provisions of the Bulk Sales Act (Ontario) as such provisions apply to the transactions contemplated by this Agreement. In consideration of such waiver by the Purchaser, the Vendor shall indemnify the Purchaser against, and hold the Purchaser harmless from, any and all claims, demands, actions, causes of action, damages, losses, costs, liabilities or expenses, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, or other liabilities of any kind, which may be made or filed against the Purchaser, or which the Purchaser may incur, by reason or arising from or in any way related to the non-compliance by the Vendor with any or all of the provisions of the Bulk Sales Act (Ontario).

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor's Representations and Warranties

The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement.

(a)
The Vendor is a corporation duly incorporated and organized pursuant to the laws of Canada and is a validly subsisting corporation in good standing under the laws of Canada with full corporate capacity, power and authority, subject to subparagraph 3.01(1) below , (i) to own, license and utilize the Purchased Assets; (ii) to execute and deliver this Agreement, (iii) to sell, assign, transfer, convey and deliver the Purchased Assets to the Purchaser as herein contemplated, and (v) to otherwise observe, perform, satisfy and carry out its obligations hereunder.

(b)	The Vendor has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Vendor hereunder.

(c)
The execution and performance of this Agreement by the Vendor and the execution and delivery of all other agreements, documents and instruments to be executed and delivered by the Vendor pursuant hereto or in connection with the completion of the transaction contemplated herein have been duly authorized and approved by all necessary and appropriate action of the board of directors and of the shareholders of the Vendor and by any other necessary action on the part of the Vendor to comply with Applicable Law;

(d)
To the best of its knowledge, the Vendor is the owner of, and has good, valid and marketable title to, the Purchased Assets free and clear of all Charges of any Person of every nature, kind and description whatsoever, except for Charges arising by operation of law for which the Purchaser has not received written notice and except for security interests therein granted to and in favour of the Purchaser and Zor Pharmaceuticals, LLC ("Zor"), including without limitation, rights of any Person (other than the Purchaser hereunder) to acquire any ownership interest in or right to possess or use any of the Purchased Assets and the Vendor has the exclusive right, the power and the authority to sell, assign, transfer, convey and deliver good and marketable title to the Purchased Assets to the Purchaser as herein contemplated.

(e)
There are no claims, no suits, actions or any other proceedings of any nature, kind or description whatsoever (including arbitration proceedings), or investigations (whether or not purportedly on behalf of the Vendor) pending or, to the best of the knowledge, information and belief of the Vendor, threatened, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, bureau, agency or instrumentality, domestic or foreign, which involves the Purchased Assets including, without limitation, any which would restrain or otherwise prevent, in any manner, the Vendor from effectually and legally transferring good and marketable title to the Purchased Assets to the Purchaser hereunder, or which would cause a lien to attach to such property or assets or to divest title to such property or assets from the Vendor hereunder, and the Vendor is not aware of any existing ground on which any such claim, suit, action, proceeding or investigation might be commenced with any reasonable likelihood of success. The Vendor is not aware of any outstanding and unsatisfied judgments, decrees or other judicial order binding upon or enforceable against the Vendor which may affect the Purchased Assets or the performance of this Agreement.

(f)
All trade-mark registrations, trade-mark applications, patents and patent applications relating to the Purchased Assets have been registered in, filed in or issued by the Canadian Intellectual Property Office, or by the corresponding offices of other jurisdictions as identified on Exhibit I attached hereto and have been maintained and renewed in accordance with all provisions of Applicable Law and administrative regulations as administered by the relevant intellectual property office in Canada and each such jurisdiction, except for minor violations of Applicable Law which do not adversely affect the validity or enforceability of any of the Purchased Assets.

(g)
The Vendor has taken all reasonable steps in accordance with sound business practice to establish and/or preserve its ownership of trade-mark, patent, trade secret and other proprietary rights in respect to the Purchased Assets.

(h)
The Vendor has required all professional and technical employees, and other individuals having access to valuable non-public information of the Vendor used or employed in connection with the Purchased Assets, to execute agreements under which such individuals are required to convey to the Vendor the ownership of all inventions and developments conceived and created by them in the course of their employment or contractual relations with the Vendor.

(i)	The Vendor has no knowledge of any infringement by others of any of its intellectual property rights in the patents defined in Exhibit I.

(j)
To the knowledge of the Vendor, neither the Purchased Assets nor the activities carried on by the Vendor in connection therewith infringe upon any proprietary rights, including copyrights, patents, trade-marks, trade secrets and industrial designs, of any other Person.

(k)	To the knowledge of the Vendor, the Vendor is not making unauthorized use of any confidential information or trade secret of any Person, including any former employee or contractor of the Vendor.

(l)
The Vendor has not licensed all or any portion of the Purchased Assets to any Person other than to Zor pursuant to the exclusive license agreement made as of April 8, 2008 between the Vendor and Zor, as amended.

(m)
This Agreement has been duly and validly executed and delivered by the Vendor and constitutes, and the documents and instruments to be delivered by the Vendor pursuant hereto at the Time of Closing when executed and delivered will constitute valid and legally binding obligations of the Vendor, enforceable against the Vendor in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(n)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Vendor;

(ii)	any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or

(iii)	any Applicable Law.

(o)	The Vendor is registered under Part IX of the Excise Tax Act (Canada) with registration number 83796 5961 RT0001.

(p)	The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.

3.02	Purchaser's Representations and Warranties

The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:

(a)
The Purchaser is a corporation duly incorporated and organized pursuant to the laws of Ontario and is a validly subsisting corporation in good standing under the laws of Ontario with full corporate capacity, power and authority (i) to own its assets, (ii) to execute and deliver this Agreement, and (iii) to otherwise observe, perform, satisfy and carry out its obligations hereunder.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Vendor hereunder.

(c)
The execution and performance of this Agreement by the Purchaser and the execution and delivery of all other agreements, documents and instruments to be executed and delivered by the Purchaser pursuant hereto or in connection with the completion of the transaction contemplated herein have been duly authorized and approved by all necessary and appropriate action of the board of directors and of the shareholders of the Purchaser and by any other necessary action on the part of the Purchaser to comply with Applicable Law.

(d)
This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes, and the documents and instruments to be delivered by the Purchaser pursuant hereto at the Time of Closing when executed and delivered will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(e)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the

Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.

(f)	The Purchaser is registered under Part IX of the Excise Tax Act (Canada) with registration number 13777 7470 RT0001.

3.03	Survival of Representations and Warranties of the Vendor

The representations and warranties set forth in subsections 3.01(a), (b), (c) and (d) shall survive Closing and shall continue in effect without limitation. All other representations and warranties made by the Vendor hereunder shall survive the closing of the purchase transaction hereunder and shall continue in effect for a period of twenty four (24) months from Closing; after which time, if no notice of claim shall, prior to the expiry of the aforesaid period, have been made hereunder against the Vendor with respect to any incorrectness in or breach of any representation or warranty made by the Vendor, the Vendor shall have no further liability hereunder with respect to such representation or warranty.

3.04	Survival of Representations and Warranties of the Purchaser

The representations and warranties set forth in subsections 3.02(a), (b), and (c) shall survive Closing and shall continue in effect without limitation. All other representations and warranties made by the Purchaser hereunder shall survive the closing of the purchase transaction hereunder and shall continue in effect for a period of twenty four (24) months from Closing; after which time, if no notice of claim shall, prior to the expiry of the aforesaid period, have been made hereunder against the Purchaser with respect to any incorrectness in or breach of any representation or warranty made by the Purchaser, the Purchaser shall have no further liability hereunder with respect to such representation or warranty.

3.05	Tax Matters

The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, land transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar taxes or duties (collectively, "Transfer Taxes") payable under any Applicable Law on or with respect to the sale and purchase of the Purchased Assets under this Agreement. The Purchaser will prepare and file any affidavits or returns required in connection with the foregoing at its own cost and expense. To the extent that any Transfer Taxes are required to be paid by or are subsequently imposed upon the Vendor, in respect of the Purchased Assets the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such taxes within five Business Days of payment of such taxes by the Vendor. All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.

3.06	Cooperation on Tax Matters

Each of the Vendor and the Purchaser will, to the extent reasonably within such party's control, taking into account such party's access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 4 - CONSENT

4.01	Consent of the Purchaser

The Purchaser in its capacity as secured party pursuant to the security interest granted to and in favour of it with respect to the Purchased Assets, consents to the transfer of Purchased Assets to itself in its capacity as Purchaser, pursuant to the terms of this Agreement, and in its capacity as secured party releases its security interest in such transferred Purchased Assets in order to permit such disposition of Purchased Assets to itself to be made free of any liens.

ARTICLE 5 - INDEMNIFICATION

5.01	Definitions

As used in this Article 5:

(a)
"Claim" means any demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto which may give rise to a right to indemnification under Sections 5.02 or 5.04;

(b)	"Indemnifier" means any party obligated to provide indemnification under this Agreement;

(c)	"Indemnified party" means any Person entitled to indemnification under this Agreement; and

(d)
"Loss" means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto and all interest, punitive damages, fines and penalties and reasonable legal fees and expenses incurred in connection therewith, including loss of profits and consequential damages.

5.02	Indemnification by the Vendor

The Vendor shall indemnify, defend and save harmless the Purchaser and the successors and assigns of the Purchaser from and against any and all Loss suffered or incurred by the Purchaser and/or its successors and assigns as a direct or indirect result of, or arising in connection with or related in any manner whatever to:

(a)	any misrepresentation or breach of warranty made or given by the Vendor in this Agreement or in any document delivered pursuant to this Agreement; or

(b)	any failure by the Vendor to observe or perform any obligation contained in this Agreement or in any document delivered pursuant to this Agreement to be observed or performed by the Vendor.

5.03	Monetary Limit on Indemnity of Vendor

Notwithstanding Section 5.02, and notwithstanding any statutory or regulatory provision, principle of law or rule of equity to the contrary, no Loss may be recovered from the Vendor pursuant to Section 5.02 in excess of the aggregate sum of $11,200,000.00.

5.04	Indemnification by the Purchaser

The Purchaser shall indemnify, defend and save harmless the Vendor from and against any and all Loss suffered or incurred by the Vendor as a direct or indirect result of, or arising in connection with or related in any manner whatsoever to:

(a)	any misrepresentation or breach of any warranty made or given by the Purchaser in this Agreement or in any document delivered pursuant to this Agreement; or

(b)
any failure by the Purchaser to observe or perform any obligation contained in this Agreement, in any document delivered pursuant to this Agreement or in any document delivered pursuant to any of them to be observed or performed by it.

5.05	Payments

Subject to Section 5.03, each Indemnifier shall pay the amount of any Losses set forth in any Claim within 30 Business Days of receiving notice of a Claim.

5.06	Rights in Addition

The rights of indemnity set forth in this Article 5 are in addition and supplemental to any other rights, actions, claims or causes of action which may arise in respect of this Agreement, in any document delivered pursuant to this Agreement and the transactions contemplated hereby.

ARTICLE 6 - GENERAL

6.01	Non-Reliance on Representations and Warranties

No investigations made by or on behalf of a party at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by any other party hereunder, which representations and warranties shall be deemed to have been relied on by the party in whose favour they were made. No waiver by any party of any term or condition hereof, in whole or in part, shall operate as a waiver of any other term or condition for the benefit of that party.

6.02	Further Assurances

Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.03	Time of the Essence

Time is of the essence of this Agreement.

6.04	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

6.05	Entire Agreement

Except for the various collateral agreements entered into in connection with the Settlement Agreement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.06	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

6.07	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail, by facsimile or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road Toronto, Ontario M9W 4Z7

Fax No.: 416-798-2200 Email: ewilliams@lorusthera.com

Attention: Director of Finance To the Purchaser:

7501 Keele Street Suite 500 Concord, Ontario L4K 1 Y2

Fax No.: (416) 736-8373 Email: gcquinn@rogers.com

Attention: Gerry C. Quinn

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery, by facsimile or by electronic communication.

6.08	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.09	Counterparts

This Agreement may be executed in any number of counterparts provided each party executes a counterpart and all of these counterparts taken together shall for all purposes constitute one agreement, binding on the parties notwithstanding that all parties are not signatory to the same counterpart. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

6.10	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

6.11	No Third Party Beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit respectively of the parties and the parties acknowledge and agree that this Agreement does not confer third party beneficiary rights upon any other Person(s).

[Signature Page Has Been Redacted.]

Exhibit A

Purchased Assets

All of the Vendor's right, title and interest in and to the following assets relating to the extraction of a product from bovine bile and known by the trade name "Virulizin":

•	the Virulizin patent assets listed in Exhibit I attached hereto
•	the Virulizin trade marks listed in Exhibit I attached hereto
•	all copyright, trade dress, industrial and other designs and know-how relating to Virulizin

Exhibit I - [REDACTED].

The Virulizin patent and trademark information has been redacted.

Exhibit B

Storage Agreement

STORAGE AGREEMENT

THIS AGREEMENT is made as of June 19, 2009 between LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada ("Lorus") and ERIN MILLS BIOTECH INC., a corporation incorporated under the laws of the Province of Ontario ("EMBI").

WHEREAS pursuant to the terms and conditions of an asset purchase agreement dated the 19th day of June, 2009 between Lorus and The Erin Mills Investment Corporation ("TEMIC") (the "Purchase Agreement") Lorus agreed to retain hard copy records relating to the Purchased Assets on-site at Lorus's premises in a clearly marked area labelled "Property of Erin Mills Biotech Inc.";

NOW THEREFORE in consideration of the completion of the transaction of purchase and sale contemplated in the Purchase Agreement and for other good and valuable consideration the receipt and sufficiency of which is acknowledged by each of the parties hereto, the parties agree as follows:

1.	Definitions: All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

2.
Storage of Purchased Assets: The Purchased Assets retained by Lorus shall be stored at Lorus's premises, currently located at 2 Meridian Road, Toronto, ON, M9W 4Z7 and in no other building or place. Subject to Section 3 hereof, in the event that the Purchased Assets are moved or otherwise relocated to any other location without the prior written consent of (or at the written direction of) EMBI, such movement or relocation shall be deemed a violation of this agreement and Lorus shall be liable for any loss or damage to the Purchased Assets, whether or not the same results from the negligence of Lorus, its employees, agents or anyone for whom any of them is in law responsible.

3.
Removal at Request of Lorus: Lorus may provide 60 days written notice to TEMIC pursuant to Section 6.07 of the Purchase Agreement, to remove the Purchased Assets at the sole expense of EMBI. In the event that the Purchased Assets are not so removed within the said 60 day time period, Lorus shall have no further liability to EMBI with respect to the Purchased Assets and this Agreement shall immediately terminate.

4.
Access to Purchased Assets: EMBI and each of its designated representatives shall have access to the secure storage area in which the Purchased Assets are kept during regular business hours of Lorus on any Business Day, and shall be entitled to remove the Purchased Assets at anytime it may so desire. In the event EMBI elects to move all or any portion of the Purchased Assets, EMBI shall be solely responsible for any and all costs and expenses associated therewith.

5.
Standard of Care: Lorus agrees to use all such measures and take all such reasonable steps as are required in order to preserve and protect the Purchased Assets as if it were the absolute owner thereof; provided that in the event any portion of the Purchased Assets are lost or damaged through theft, fire, vandalism, act of public enemies or act of God, Lorus shall not be liable to EMBI for such loss or damage except in the event that any such theft, fire or vandalism results from or is the result of the negligence or wilful misconduct of Lorus, its employees, agents or anyone for whom any of them is in law responsible.

6.	Governing Law: This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.	Enurement: The provisions hereof shall enure to the benefit of and shall be binding upon the parties and their respective successors and assigns.

8.
Counterparts: This Agreement may be executed in any number of counterparts provided each party executes a counterpart and all of these counterparts taken together shall for all purposes constitute one agreement, binding on the parties notwithstanding that all parties are not signatory to the same counterpart. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

[the next page is the signing page]